Exhibit (a)(5)(D)

Evan J. Smith (SBN 242352)
BRODSKY & SMITH, LLC
9595 Wilshire Blvd.
Beverly Hills, CA 90212
Tel: (877) 534-2590
Fax: (310) 247-0160
esmith@brodsky-smith.com

BROWER PIVEN
A PROFESSIONAL CORPORATION
DAVID A. P. BROWER (*pro hac vice* to be sought)
BRIAN C. KERR (*pro hac vice* to be sought)
488 Madison Avenue, Eighth Floor
New York, NY 10022
Telephone: (212) 501-9000

Attorneys for Plaintiff

FILED
SAN MATEO COUNTY
DEC - 8 2011
Clerk of the Superior Court
By ______
DEPUTY CLERK

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN MATEO

FREDERIC PERETTI, Individually and on behalf of all others similarly situated, Plaintiff, v. DOUGLAS J. BURGUM, LARS DALGAARD, ERIC C.W. DUNN, WILLIAM H. HARRIS, JR., WILLIAM E. MCGLASHAN, JR., ELIZABETH A. NELSON, SUCCESSFACTORS, INC., SAP AMERICA, INC., and SATURN EXPANSION CORPORATION, Defendants.	Case No.: CIV 510279 Dept. No.: **CLASS ACTION** **JURY TRIAL DEMANDED** BY FAX

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff Frederic Peretti ("Plaintiff"), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of SuccessFactors, Inc., ("SuccessFactors" or "Company") to enjoin the acquisition of the publicly owned shares of SuccessFactors common stock by SAP America, Inc. ("SAP") and its wholly-owned subsidiary Saturn Expansion Corporation ("Merger Sub") as detailed herein ("Proposed Transaction").

2. On December 3, 2011, SuccessFactors and SAP jointly announced that they had entered into a definitive merger agreement on December 3, 2011 under which SAP will acquire the stock of SuccessFactors for approximately $3.4 billion ("Merger Agreement") in a cash tender offer. Under the terms of the transaction, SuccessFactors shareholders will receive $40.00 in cash for each share of SuccessFactors common stock.

3. Specifically, the Merger Agreement provides that the closing of the tender offer is conditioned on SuccessFactors stockholders tendering at least a majority of their outstanding shares. Upon meeting this condition, the Company will merge with and into Merger Sub, which will continue as the surviving corporation and an indirect wholly-owned subsidiary of SAP. The transaction is expected to close in the first quarter of 2012.

4. In facilitating the acquisition of SuccessFactors by SAP for inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants' breaches of their fiduciary duties.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants' (as defined herein) violations of their fiduciary duties and from SAP.

JURISDICTION

6. This Court has jurisdiction over this matter because Defendants conduct business in the County of San Mateo. Defendant SuccessFactor's principal business office is also located in San Mateo, San Mateo County, California.

7. Venue is proper in the County of San Mateo pursuant to Section 395(a) of the Code of Civil Procedure in that each Defendant systematically conducted business on a regular basis in the County of San Mateo, California and/or reside in the County of San Mateo and the wrongful conduct complained of herein occurred in the County of San Mateo.

PARTIES

8. Plaintiff was, and at all relevant times is, a continuous stockholder of Defendant SuccessFactors.

9. Defendant SuccessFactors is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 1500 Fashion Island Blvd., Suite 300 San Mateo, California 94404.

10. Defendant Douglas J. Burgum has served as Chairman of the Board of Directors since October 2007.

11. Defendant Lars Dalgaard has served as Chief Executive Officer and as a director of the Company since May 2001.

12. Defendant Eric C.W. Dunn has served as a director of the Company since May 2004.

13. Defendant William H. Harris, Jr., has served as a director of the Company since January 2011.

14. Defendant William E. McGlashan, Jr., has served as a director of the Company September 2005.

15. Defendant Elizabeth A. Nelson has served as a director of the Company since September 2007.

16. Defendants Burgum, Dalgaard, Dunn, Harris, McGlashan, and Nelson are collectively referred to herein as the "Board" or the "Individual Defendants."

17. Defendant SAP is a Delaware corporation with its headquarters located at 3999 West Chester Pike, Newtown Square, PA 19073. SAP provides enterprise applications in terms of software and software-related service revenue. SAP is a wholly owned subsidiary of SAP AG, a multinational software company headquartered in Walldorf, Germany.

18. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of SAP formed solely for the purpose of consummating the Proposed Transaction.

19. Collectively, SuccessFactors, the Individual Defendants, SAP, and Merger Sub are referred to herein as the "Defendants."

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure Section 382 on behalf of all other holders of SuccessFactors common stock who are being and will be harmed by Defendants' actions described below ("Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

21. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of October 31, 2011, there were 84,197,440 shares of SuccessFactors common stock issued and outstanding. The actual number of public shareholders of SuccessFactors will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i) whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii) whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff do not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

A. Background

22. SuccessFactors provides cloud-based business execution software solutions that enable organizations to bridge the gap between business strategy and results worldwide. Its application suite includes modules and capabilities consisting of performance management to design performance review templates and workflows; goal management to support the process of creating, monitoring, and assessing employee goals across the organization; compensation management to facilitate the processes of merit pay adjustments, bonus allocations, and distribution of stock-based awards; succession management to provide visibility into an organization's talent pool; career and development planning to align learning activities with an employee's competency gaps; recruiting management to identify, screen, select, hire, and on-board job applicants; and employee central, a HR information system.

23. The Company's application suite also comprises analytics and reporting to provide visibility into key performance and talent data; cubetree social collaboration that helps improve employee productivity and teamwork by combining collaboration tools with a private social network; employee profile to aggregate employee profile information; 360-degree review to support the collection of feedback from an employee's peers, subordinates, and superiors; employee survey to provide management with actionable insights; calibration and team rater to identify top and lower performers; and proprietary and third-party content for competencies, goals, job descriptions, skills, surveys, and wage data. It also provides professional services, such as implementation services; packaged training content, such as course curricula, training guides, and reference materials; and strategic consulting services.

B. The Proposed Transaction

24. On December 3, 2011, SAP AG and SuccessFactors issued a joint press release announcing the Proposed Transaction:

> **WALLDORF, GERMANY AND SAN MATEO, CALIFORNIA,** /PRNewswire/ — SAP AG (NYSE: SAP) and SuccessFactors, Inc. (NYSE: SFSF) today announced that SAP's subsidiary, SAP America, Inc., has entered into a definitive merger agreement with SuccessFactors, the market-leading provider of cloud-based human capital management (HCM) solutions, pursuant to which a subsidiary of SAP would offer to acquire all outstanding shares of common stock of SuccessFactors for $40.00/per share in cash, representing an enterprise value of approximately $3.4 billion. The acquisition will add SuccessFactors' widely respected team and technology to SAP's powerful cloud assets, significantly accelerating SAP's momentum as a provider of cloud applications, platforms and infrastructure. The combination of SAP and SuccessFactors will establish an advanced end-to-end offering of cloud and on-premise solutions for managing all relevant business processes.
>
> The SuccessFactors board of directors has unanimously approved the transaction. The per share purchase price represents a 52% premium both over the December 2nd closing price and the one month volume weighted average price per share. The transaction will be funded from SAP's cash on hand and a euro 1 billion term loan facility. The closing of the tender offer is conditioned on SuccessFactors stockholders tendering at least a majority of the outstanding shares of SuccessFactors common stock (on a fully diluted basis) and clearances by relevant regulatory authorities. The transaction is expected to close in the first quarter of 2012 and be slightly dilutive to SAP's Non-IFRS earnings per share in 2012 and accretive in subsequent years.
>
> The acquisition marks another stride in SAP's strategy of delivering solutions on premise, in the cloud and on mobile devices. It builds on a series of strategic moves in SAP's targeted growth areas to drive innovation in its core applications and analytics; introduce breakthrough in memory technology; establish leadership in enterprise mobility; and grow its cloud portfolio. SuccessFactors' solutions are highly complementary to SAP's core HCM offerings as well as SAP's strong cloud assets: SAP Business ByDesign for the suite cloud market and SAP's line of business cloud offerings for large enterprises such as SAP Sales on Demand.
>
> "The cloud is a core of SAP's future growth, and the combination of SuccessFactors' leadership team and technology with SAP will create a cloud powerhouse. The acquisition will help us address the top priority for CEOs globally – managing people and talent," said Bill McDermott, Co-CEO, SAP. "Together, SAP and SuccessFactors will create tremendous business value for customers, with potent synergies to accelerate our growth in the cloud."
>
> "The depth and experience that SAP brings to customers via our cloud and on-premise portfolio fit elegantly with SuccessFactors' world-class expertise in providing high-performing, low-cost, native cloud applications that customers are passionate about," said Jim Hagemann Snabe, Co-CEO, SAP. "Together, we will lead the industry in providing end-to-end solutions consistently to meet any deployment preference, whether on premise, in the cloud or on device."
>
> "This is a revolutionary combination of proven capabilities that will allow SuccessFactors to accelerate our roadmap by 10 years, and bring the world's

leading application knowledge and intellectual property to our customers through the cloud, and the largest applications customer base instantly," said Lars Dalgaard, Founder and CEO, SuccessFactors. "Expanding relationships with SAP's 176,000 customers with our speed to value, friendly user interface, on mobile devices and the web, and seamlessly delivering more SAP solutions in the cloud will be legendary, as organizations adopt the cloud to improve their business. SuccessFactors has proven we have the technology and people to deliver the world's biggest cloud deployments in terms of users and countries per customer, and also the most applications per customer from the same flexible scalable cloud platform. The business world is ready for enterprise-class cloud applications and together, we can deliver incredible new innovation for global businesses."

SuccessFactors is believed to operate the largest scale of paying cloud users with 15 million subscription seats. With more than 3,500 customers in 168 countries, SuccessFactors is growing rapidly, recording 77 percent revenue growth year-over-year in the third quarter 2011 and 59 percent revenue growth year-over-year in the first nine months of 2011. SuccessFactors' scalable cloud application platform supports organizations of all sizes from dozens to millions of users. With proven deployments in SAP environments at companies in diverse industries, the combination of SuccessFactors and SAP holds significant growth potential considering the more than 500 million employees of SAP customers and its 15,000 HCM deployments.

With headquarters in San Mateo, California, and more than 1,450 employees, the SuccessFactors team is widely regarded for creating innovative technology, generating more than 80 percent of new sales from applications that did not exist five years ago, and as one of the fastest growing leaders in cloud applications. Upon completion of the transaction, the CEO of SuccessFactors, Lars Dalgaard, will lead the cloud business of SAP in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named "SuccessFactors, an SAP company". The chairman of SAP's supervisory board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the executive board of SAP AG.

C. **The Unfair Price**

25. As discussed herein, the $40.00 per share consideration offered in the Proposed Transaction is inadequate. SuccessFactors, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction. The value of SuccessFactors common stock is being undervalued in the Proposed Transaction. According to Bloomberg, at least one analyst (Raymond James) recently set a high price target of $45.00 per share of SuccessFactors common stock. Indeed, only a few months ago the price of SuccessFactors stock was trading higher than the deal price (reaching $40.27 on April 26, 2011). Moreover, in a similar deal announced only days after the Proposed Transaction, IBM is acquiring

DemandTec (a cloud-based software company) for a 57% premium. Accordingly, the value of SuccessFactors common stock is being significantly undervalued in the Proposed Transaction, and SAP is trying to take advantage from the fact that the price of SuccessFactors' stock is temporarily depressed.

D. The Preclusive Deal Protection Devices

26. Despite the unfair price, the Merger Agreement has a number of provisions that make it more difficult for another buyer to purchase the Company.

27. Specifically, if the Company terminates the Proposed Transaction because of a superior or alternative proposal, Section 7.2 of the Merger Agreement states that Company must pay SAP $112.5 million (representing more than $1.33 per share of outstanding SuccessFactors common stock).

28. Furthermore, Section 5.4(a) of the Merger Agreement prohibits the Company and its agents from soliciting additional bids for the Company:

> (a) Subject to Sections 5.4(b) and 5.4(d), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the Effective Time, or, if earlier, the termination of this Agreement in accordance with Article 7, the Company and the Company Subsidiaries shall not, and the Company shall direct and use reasonable best efforts to cause the Company Representatives not to, and shall not authorize or knowingly permit the Company Representatives to, directly or indirectly:
>
> (i) initiate, solicit or knowingly encourage or knowingly induce (including by way of providing information relating to the Company or the Company Subsidiaries or affording access to the business or properties of the Company) the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or otherwise cooperate with or assist or participate in or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry,
>
> (ii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or Acquisition Inquiry (for avoidance of doubt, it being understood that the foregoing shall not prohibit the Company or the Company Representatives from making such Person aware of the restrictions of this Section 5.4 in response to the receipt of an Acquisition Proposal),

(iii) approve, endorse or recommend to the Company's stockholders, or publicly propose to approve, endorse or recommend to the Company's stockholders, any Acquisition Proposal,

(iv) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or the Purchaser, the Company Board Recommendation,

(v) enter into any merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby, or resolve or agree to take any of the foregoing actions, or

(vi) terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar agreement to which the Company or any Company Subsidiary is a party, any action taken by the Company Board set forth in the foregoing clauses (iii) or (iv), a Change of Board Recommendation).

Upon the execution of this Agreement, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons, conducted prior to the execution of this Agreement, by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal or Acquisition Inquiry. Promptly after the execution and delivery of this Agreement, the Company shall use its reasonable best efforts to cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any Company Subsidiary to such Person prior to the date hereof.

29. Section 5.4(d) of the Merger Agreement also provides that the board of SuccessFactors may only respond to an unsolicited takeover bid if failing to enter into discussions with a potential acquirer would be inconsistent with the directors' fiduciary duties. The Company also must notify SAP of the terms of any offer to purchase the Company (within 24 hours), and is required to negotiate with SAP and revise the Merger Agreement such that any new proposal is no longer considered superior to the Proposed Transaction.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

30. Plaintiff repeats and realleges each allegation set forth herein.

31. The Individual Defendants have violated fiduciary duties owed to public shareholders of SuccessFactors.

32. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for SuccessFactors's public shareholders the highest value available for SuccessFactors in the marketplace.

33. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of SuccessFactors because they failed to take steps to maximize the value of SuccessFactors to its public shareholders in a change of control transaction.

34. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in SuccessFactors. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

35. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants' actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against SAP and Merger Sub for Aiding and Abetting the Individual Defendants' Breaches of Fiduciary Duty

36. Plaintiff repeats and realleges each allegation set forth herein.

37. SAP and Merger Sub have acted and are acting with knowledge of, or with reckless

disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to SuccessFactors's public shareholders, and have participated in such breaches of fiduciary duties.

38. SAP and Merger Sub knowingly aided and abetted the Individual Defendants' wrongdoing alleged herein. In so doing, SAP and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants' plan to consummate the Proposed Transaction in breach of their fiduciary duties.

39. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney' and experts' fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: December 8, 2011

Respectfully submitted,

Evan J. Smith (SBN 242352)
BRODSKY & SMITH, LLC
9595 Wilshire Blvd.
Beverly Hills, CA 90212
Tel: (877) 534-2590
Fax: (310) 247-0160
esmith@brodsky-smith.com

BROWER PIVEN
A Professional Corporation
David A.P. Brower
Brian C. Kerr
488 Madison Avenue, Eighth Floor
New York, NY 10022
(212) 501-9000 – Telephone
(212) 501-0300 – Facsimile

Counsel for Plaintiff